Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

May 13, 2011

Melissa N. Rocha

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

Sino Assurance, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 24, 2011

Commission File No.  000-50002

Dear Ms. Rocha,

Please be advised that our law firm serves as legal counsel to Sino Assurance, Inc., a Delaware corporation (the “Company”).  Enclosed please find the Company’s responses to your written comment letter dated April 15, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Provision for guarantee losses, page 27

1.

You disclose “as of December 31, 20101, the Company has contingent liabilities in respect of guarantees granted under the surety and tendering guarantee services business in the aggregate amount of $118,543,088.”  With regard to your guarantees and your provision for loss guarantees, please provide us proposed revised disclosure to address the following:

•

Provide information about each guarantee or group of similar guarantees including the term of the guarantee and the events and circumstances that would require performance under the guarantee;

•

Disclose how you account for the guarantee liability upon inception of the guarantee and how you account for the release of risk from the guarantees;

•

Disclose your policy for recognizing the contingent losses on these guarantees.  In this regard, you have a provision for loss guarantees of $1.0 million recorded at December 31, 2010;

•

Disclose the nature of the assets held as collateral and how this relates to the $8.8 million customer collateral balance at December 31, 2020; and

•

Cite the authoritative guidance that supports your accounting treatment of the guarantee liability and the contingent loss provision.

Response:

1.

Surety Guarantee	$118,519,191

Employee Guarantee	23,897
$118,543,088

Surety guarantee is provided by the guarantor for the construction party (applicant) and employer (beneficiary), ensuring the construction party fulfils the duties and obligations specified in the construction contract. If the contractor fails to execute the contract, the employer can request the guarantor to bear the liability for guarantee on the basis of the sum insured. Then the guarantor can make a claim to the contractor for compensation in conformity with the law. Generally, the surety guarantee provided by the guarantor is conditional, which means the employer must submit the evidence of non-performance of the contractor whenever the employer makes a claim. After verification, the guarantor shall accept the liability for guarantee. Surety guarantee is applicable to the performance of sub-contract and material supply contract.

2.

We account for the guarantee liability upon inception of the guarantee on the commencement of the guarantee contract and release of risk from the guarantee on the termination of the guarantee contract.

3.

In connection with the nature of its guarantor business, the Company regularly reviews actual guarantee loss claims experience to determine if any necessary adjustments may be recognized to the reserve in the period in which those differences arise or are identified. Provision for guarantee losses reflects the Company’s best projection of defaults and the Company believes that it is more likely as a result of loss events that have occurred through December 31, 2010.

4.

We held restricted cash as collateral. Restricted cash represents (i) fund received from customers for the purpose of trust deposits held at the banks by the Company to pledge against the surety and tendering guarantee under the contractual guarantee period and (ii) escrow deposits as security to the bank for the provision of banking surety guarantee service. Such restricted cash under item (i) is an asset of the Company and is recorded as customer collateral payable to the customers upon the expiry of the guarantee contracts. As of December 31, 2010, the Company had surety and tendering guarantees outstanding resulting in restricted cash with approximately $8,830,517 from customer collateral and $4,219,600 for escrow deposits at the bank.

5.

We use the China Ministry of Finance and State Administration of Taxation on the SME credit guarantee institutions reserve tax deduction on the notice issue “http://www.chinatax.gov.cn/n8136506/n8136563/n8193451/n8193481/n8193812/8238761.html” as our support of the accounting treatment of the guarantee liability and the contingent loss provision.  Provision for guarantee losses reflects the Company’s best projection of defaults, which is based upon 5% of the total revenue for the year.  The aggregated amounts of the provision are not over 1% of the year ended contingent liabilities amounts.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2.Summary of Significant Accounting Policies

Basis of consolidation, page 36

2.

Your disclosure on page 6 states that in 2008 LTL entered into an Exclusive Cooperation Agreement (the “Agreement”) with China Construction Guaranty Company Limited (“CCG”).  Under the Agreement the parties have agreed, among other things, that LTL will provide various services to CCG, including consulting services, training services, human resources for business development and other related services.  We further note your disclosure that CCG is a variable interest entity that you consolidate.  Please tell us the terms of the cooperation agreement and your basis for consolidating CCG.  Please provide us proposed revised disclosure that describes the material terms of the Agreement and clarifies how the Agreement obligates LTL to absorb all of the risk of loss from CCG’s activities and enables LTL to receive all of CCG’s expected residual returns.  In addition, it is not clear from the disclosure your basis for concluding that the CCG is a variable interest entity.  Please provide us with your accounting analysis supporting your conclusion, specifically addressing how consolidating CCG complies with ASC 810.

Response:

We have adopted ASC Topic 810-10-5-8, “Variable Interest Entities”. ASC Topic 810-10-5-8 requires a variable interest entity or VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns.

On September 23, 2008, the Company through its subsidiary, Linking Target Limited (“LTL”) entered into a series of agreements (“VIE agreements”) amongst China Construction Guaranty Company (“CCGC”) and the individual owner of CCGC and details of the VIE agreements are as follows :

1.

Cooperation Agreement, LTL has the exclusive right to provide to CCGC consulting services, including operational management, human resources management, research and development of the technologies related to the operations of CCGC. CCGC pays to LTL monthly consulting service fees in an amount equal to all of CCGC’s net profit for such month. These agreements run for 20 year terms and are subject to automatic renewal for an additional 20 year term provided that no objection is made by both parties on the renewal.

2.	Option Agreement, LTL has the option to purchase CCGC all assets and ownership at any time.
3.	Equity Pledge Agreement, CCGC agree to pledge their legal interest to LTL as a security for the obligations under the Cooperation Agreement.
4.	Proxy Agreement, CCGC irrevocably grants and entrusts LTL the right to exercise its voting and other stockholder’s right.
5.	Operating Agreement, LTL agrees to participate in the operations of CCGC in different aspects.

With the above agreements, LTL demonstrates its ability to control CCGC as the primary beneficiary of CCGC, as such the operating results of the VIE was included in the consolidated financial statements for the year ended December 31, 2010.

We will enhance our disclosure in the future filings for better presentation and will include the agreements as exhibits to the Form 10-KA to be filed by the Company.

3.

Further, please revise the exhibit Index on page 57 to include the Agreement that was filed as Exhibit 10 with a Form 8-K/A on December 9, 2008 or tell us your basis for excluding this Agreement from the Exhibit Index.

Response:  In response to Comment 3, the Company will revise the exhibit index on the Form 10-KA to be filed by the Company to include that the Agreement was filed as Exhibit 10 with a Form 8-K/A on December 9, 2008.

8. Income Taxes, page 44

4.

In Note 7 you disclose the accrual for the provision for guarantee losses were $1,031,803 and $323,717 as of December 31, 2010 and 2009 respectively.  However your deferred tax liabilities to these guarantee loss provisions at December 2010 and 2009 are $1,638,067 and $425,513.  Please provide us proposed revised disclosure that explains why the deferred tax liability related to these provisions is significantly higher than the accrual recorded for financial statement purposes.

Response:  In response to Comment 4, the Company will revise the accounting policy of provision for guarantee loss in note 2 and the income tax disclosure in note 8 as follow:

NOTE 2

SIGNIFICANT ACCOUNTING POLICIES

•

Provision for guarantee losses

In connection with the nature of its guarantor business, the Company regularly reviews actual guarantee loss claims experience to determine if any necessary adjustments may be recognized to the reserve in the period in which those differences arise or are identified. Provision for guarantee losses reflects the Company’s best projection of defaults, which is based upon 5% of the total revenue for the year. The Company believes that it is more likely as a result of loss events that have occurred through December 31, 2010.

NOTE 8

INCOME TAXES

The following table sets forth the significant components of the aggregate deferred tax (assets) and liabilities of the Company as of December 31, 2010 and 2009:

	As of December 31,
	2010	2009
Deferred tax (assets):
Net operating loss carryforward	$(14,000)	$-
Deferred revenue	(215,224)	(79,936)
Total deferred tax assets	(229,224)	(79,936)
Less: valuation allowance	14,000	-
Deferred tax assets	$(215,224)	(79,936)

Deferred tax liabilities:
Provision for guarantee losses	1,638,067	425,513
Deferred tax liabilities, net	$1,422,843	$345,577

Under the PRC local tax jurisdiction, the Company is allowed to provide 50% of its total revenue during the tax year as a provision for guarantee loss to reduce its income tax expense for the year under the books of the PRC. Such deferred revenue and income tax expense will be recognized in the books of the PRC in the next financial year. As a result, a deferred tax liability is resulted with the effect of such provision for guarantee losses and is calculated based on the preferential tax rate of 22% for the year.

With the above proposed revised disclosure, we explained why the deferred tax liability related to these provisions is significantly higher than the accrual recorded for financial statement purposes.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.